FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of February 2003

                           HOLMES FINANCING (No 1) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F ...X...    Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ......         No ...X...

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

                                      Current Period
                                      --------------
                                   Number         (pound)000's
                         -------------------------------------
Brought Forward                     362,863        23,922,700
Replenishment                        13,751         1,029,745
Repurchased                          (6,035)         (417,374)
Redemptions                         (10,946)         (830,987)
Losses                                  (22)              (22)
Other Movements                           0                 1
                         -------------------------------------
Carried Forward                     359,611        23,704,063
                         =====================================

                         -------------------------------------
                                        Cumulative
                                        ----------
                                   Number         (pound)000's
                         -------------------------------------
Brought Forward                     115,191         6,399,214
Replenishment                       488,770        34,463,746
Repurchased                        (109,685)       (7,708,432)
Redemptions                        (134,465)       (9,449,954)
Losses                                 (200)             (512)
Other Movements                           0                 1
                         -------------------------------------
Carried Forward                     359,611        23,704,063
                         =====================================

                               Period CPR         Annualised CPR
                         -------------------------------------
  1 Month                             5.27%            83.00%   **( including
                         -------------------------------------  redemptions and
  3 Month                            14.28%            71.82%   repurchases )
                         -------------------------------------
12 Month                             47.80%            47.80%
                         -------------------------------------



** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
Weighted Average Seasoning                    33.21 months
                                 -------------------
Weighted Average Loan size         (pound)65,915.85
                                 -------------------
Weighted Average LTV                         77.68% *** (see below)
                                 -------------------
Weighted Average Remaining Term               19.21 Years
                                 -------------------


Product Type Analysis              (pound)000's               %
                                 -------------------------------------
Variable Rate                            11,705,066            49.38%
Fixed Rate                                6,215,205            26.22%
Tracker Rate                              5,783,791            24.40%
                                 -------------------------------------
                                         23,704,063           100.00%
                                 ===================------------------

As at 10th February 2002 approximately 5% of the loans were flexible loans

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Standard Variable Rate
                  Effective Date               Rate
                01 November 2002              5.94%
                01 December 2001              6.10%


Geographic Analysis

Region                          Number      (pound)000's              %
--------------------------------------------------------------------------------
East Anglia                           12,658           834,476            3.52%
East Midlands                         16,182         1,067,474            4.50%
Greater London                        81,452         5,370,100           22.65%
North                                 11,615           765,190            3.23%
North West                            33,408         2,202,462            9.29%
Scotland                               3,380           223,944            0.94%
South East                           115,399         7,607,004           32.09%
South West                            27,798         1,832,856            7.73%
Wales                                 13,737           906,476            3.82%
West Midlands                         21,001         1,383,170            5.84%
Yorkshire and Humberside              17,585         1,159,323            4.89%
Unknown                                5,396           351,588            1.48%
--------------------------------------------------------------------------------
Total                                359,611        23,704,063          100.00%
------------------------------==================================================


Original LTV Bands

Range                           Number      (pound)000's              %
                           -----------------------------------------------------
0.00 - 25.00                           6,585           269,327            1.14%
25.01 - 50.00                         40,107         2,168,531            9.15%
50.01 - 75.00                         95,138         6,722,850           28.36%
75.01 - 80.00                         19,068         1,380,542            5.82%
80.01 - 85.00                         24,622         1,842,368            7.77%
85.01 - 90.00                         53,387         4,095,277           17.28%
90.01 - 95.00                        120,704         7,225,168           30.48%
                           -----------------------------------------------------
Total                                359,611        23,704,063          100.00%
                           =====================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated


Arrears
                                 -----------------------------------------------------------------------
Band                                   Number           Principal         Overdue             %
                                 -----------------------------------------------------------------------
Current                                     350,672        23,167,059           (2,040)          97.76%
1.00 - 1.99 months                            5,474           334,288            2,609            1.41%
2.00 - 2.99 months                            1,573            92,271            1,341            0.39%
3.00 - 3.99 months                              781            44,842              938            0.19%
4.00 - 4.99 months                              408            24,130              649            0.10%
5.00 - 5.99 months                              234            12,643              427            0.05%
6.00 -11.99 months                              399            20,743            1,013            0.09%
12 months and over                               33             1,723              161            0.01%
Properties in Possession                         37             1,169               97            0.00%
                                 -----------------------------------------------------------------------
Total                                       359,611        23,698,868            5,195          100.00%
                                 =======================================================================


Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (10 February 2003)

                                       (pound)000's             %
                                 -------------------------------------
Funding Share                            13,633,717         57.51637%
Seller Share                             10,070,346         42.48363%
                                 -------------------------------------
                                         23,704,063        100.00000%
                                 =====================================

                                 -------------------------------------
Minimum Seller Share                        947,954             4.00%
                                 -------------------------------------

Cash Accumulation Ledger
                                 -------------------
                                       (pound)000's
                                 -------------------
Brought Forward                             811,000
                                 -------------------
Additional Amounts Accumulated               60,562
Payment of Notes                           (811,000)
                                 -------------------
Carried Forward                              60,562
                                 ===================

Liquidity Facilities             Drawn(pound)000's       Undrawn(pound)000's

Holmes Funding                             (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 1                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 2                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 3                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 4                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 5                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 6                         (pound)0     (pound)25,000
                                 -------------------------------------

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated


Excess Spread
                                 -------------------
Quarter to 15/1/03                          0.5960%
                                 -------------------
Quarter to 15/10/2002                       0.5892%
                                 -------------------
Quarter to 15/7/2002                        0.5891%
                                 -------------------
Quarter to 15/4/2002                        0.5414%
                                 -------------------


Reserve Funds                        First Reserve        Second Reserve
                                 -------------------------------------------
Balance as at 15/01/2003         (pound)195,410,721.15  (pound)56,890,739.99
                                 -------------------------------------------
Required Amount as at 15/01/2003 (pound)291,000,000.00  (pound)73,825,687.00
                                 -------------------------------------------
Percentage of Notes                           1.43%             0.42%
                                 -------------------------------------------

Properties in Possession

Stock
                                              Current Period
                                 -------------------------------------
                                           Number         (pound)000's
                                 -------------------------------------
Brought Forward                                  25               822
                                 -------------------------------------
Repossessed in Period                            22               857
                                 -------------------------------------
Sold in Period                                  (10)             (413)
                                 -------------------------------------
Carried Forward                                  37             1,266
                                 =====================================

                                                Cumulative
                                 -------------------------------------
                                           Number         (pound)000's
                                 -------------------------------------
Repossessed to date                             248            11,398
Sold to date                                   (211)          (10,132)
                                 -------------------------------------
Carried Forward                                  37             1,266
                                 =====================================

Repossession Sales Information
                                 -------------------
Average time Possession to Sale                  79 Days
                                 -------------------
Average arrears at time of Sale        (pound)3,095
                                 -------------------

MIG Claim Status
                                 -------------------------------------
                               Number (pound)000's
                                 -------------------------------------
MIG Claims made                                 135             1,017
                                 -------------------------------------
MIG Claims outstanding                           10               103
                                 -------------------------------------

Average time claim to payment                    35
                                 ------------------

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated




Retired Class A Notes

--------------------------------------------------------------------------------------------------------
   Date Retired       Holmes 1      Holmes 2       Holmes 3       Holmes4       Holmes 5       Holmes 6
--------------------------------------------------------------------------------------------------------
           02Q3                                                                                       0
                             -           703              -             -            352
           02Q4                                                                                       0
                             -             -              -             -            352
           03Q1                                                                                       0
                             -             -            750             -              -
--------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

--------------------------------------------------------------------------------------------------------
       Expected       Holmes 1      Holmes 2       Holmes 3       Holmes4       Holmes 5       Holmes 6
     Redemption
--------------------------------------------------------------------------------------------------------
           03Q2
                             -             -              -             -              -              -
           03Q3
                           600             -              -             -              -            481
           03Q4
                             -           176              -           191              -            481
           04Q1
                             -           176              -           191              -              -
           04Q2
                             -           176              -           191              -              -
           04Q3
                             -           176              -           191              -              -
           04Q4
                             -             -              -             -            698              -
           05Q1
                             -             -            750             -              -              -
           05Q2
                             -             -              -             -              -            801
           05Q3
                           650             -              -             -              -              -
           05Q4
                             -           125              -             -              -              -
           06Q1
                             -           125              -             -              -              -
           06Q2
                             -           125              -             -              -              -
           06Q3
                             -           125            500         1,340              -              -
           06Q4
                             -             -              -           350            875              -
           07Q1
                             -             -              -             -              -              -
           07Q2
                             -             -              -             -              -            634
           07Q3
                           575             -              -             -              -              -
           07Q4
                             -           300              -             -              -            770
           08Q1
                             -             -              -             -              -              -
           08Q2
                             -             -              -             -              -            500
           08Q3
                             -             -              -             -              -              -
           08Q4
                             -             -              -             -              -              -
           09Q1
                             -             -              -             -              -              -
           09Q2
                             -             -              -             -              -              -
           09Q3
                             -             -              -             -              -              -
           09Q4
                             -             -              -             -              -              -
           10Q1
                             -             -              -             -              -              -
           10Q2
                             -             -              -             -              -              -
           10Q3
                           250             -              -             -              -              -
           10Q4
                             -             -              -             -              -              -
-------------------------------------------------------------------------------------------------------


                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated


[GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 1) PLC




         Dated: 28 February 2003                     By Ian Christie
                                                     (Authorised Signatory)